Exhibit 99.1

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CANOPY GROWTH CORPORATION

REPORT OF VOTING RESULTS

Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”).

Following the Annual and Special Meeting of the holders of common shares (“Shares”) of Canopy Growth Corporation (the “Corporation”) held on September 26, 2018 (the “Meeting”), in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

1.	Election of Directors

At the Meeting, each of John K. Bell, Murray Goldman, Bruce Linton, Chris Schnarr and Peter E. Stringham were elected as directors of the Corporation.  Based solely on proxies received, each director received the following number and percentage of votes:

Name of Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John K. Bell	38,021,042	97.73	881,144	2.27
Murray Goldman	37,660,641	96.81	1,241,545	3.19
Bruce Linton	37,812,677	97.20	1,089,509	2.80
Chris Schnarr	37,729,825	96.99	1,172,361	3.01
Peter E. Stringham	36,913,453	94.89	1,988,733	5.11

2.	Appointment of Auditors

Resolutions appointing Deloitte LLP as auditors of the Corporation until the Corporation’s next annual meeting of shareholders and authorizing the directors to set the auditor’s remuneration were approved by a majority of the votes by way of a show of hands.

3.	Transaction

Based on proxies received and a vote by show of hands, a resolution (the “Transaction Resolution”) authorizing the Corporation to issue on a private placement basis 104,500,000 Shares and 139,745,453 warrants to purchase Shares to CBG Holdings LLC (or its affiliates or permitted assignees); the removal of Murray Goldman and Chris Schnarr as directors of the Corporation; the election of William Newlands, David Klein and Judy Schmeling as directors of the Corporation; and certain other related matters were approved in accordance with the minority approval requirements under Multilateral Instrument 61-101 and the requirements of the Toronto Stock Exchange.  The full text of the Transaction Resolution is set forth in Schedule A to the Management Information Circular in respect of the Meeting. Management appointees received proxies as follows on the resolution:

Exhibit 99.1

Approval Matters	Votes For	% Votes For	Votes Against	% Votes Against
The Transaction Resolution	37,117,582	95.41	1,784,503	4.59

On the Corporation’s record date, August 8, 2018, it had 221,495,800 issued and outstanding Shares. 90,530,028 Shares, or 40.87% of the issued and outstanding Shares, were represented in person or by proxy at the Meeting. Each of the matters set out above is described in greater detail in the management information circular dated August 22, 2018 provided to the Corporation’s shareholders prior to the Meeting and is available on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

DATED this 26th day of September, 2018.

CANOPY GROWTH CORPORATION

  (Signed “Tim Saunders”)

Tim Saunders

Chief Financial Officer